UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

AQUASITION CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

Y0192H103

(CUSIP Number)

Keyan Yan
Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

(86) 595 8889 6198

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 1, 2014

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.          Y0192H103

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keyan Yan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	13,364,796 shares of Common Stock (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	13,364,796 shares of Common Stock (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,364,796 shares of Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.6%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Representing 13,364,796 shares of common stock, par value $0.0001 per share (“Common Stock”) of Aquasition Corp. (the “Company”) held by Chan Sun Keung. As described below, Keyan Yan may be deemed to be a beneficial owner of the securities held by Chan Sun Keung. In addition, on August 1, 2014, the Company, Aquasition Investments Corp. (“AQU Investments”), Cheung So Wa and Chan Sun Keung (the “Principal Stockholders”) entered into a voting agreement (the “Voting Agreement”), under which, during the term of the agreement, AQU Investments and the Principal Stockholders agree to vote or cause to be voted all of their respective shares of the Company to ensure that the number of directors constituting the Board of Directors of the Company (the “Board”) will be set and remain at seven directors. AQU Investments and the Principal Stockholders also agreed to vote or cause to be voted, whether at a meeting of stockholders or by written consent, all of their respective shares to ensure that the following persons are elected to the Board: (i) three persons nominated by a majority of the shares held by the Principal Stockholders; (ii) one person nominated by AQU Investments; and (iii) three persons nominated by agreement between the Principal Stockholders and AQU Investments. Any vacancy among the members of the Board will be filled by the appointment or election of a person nominated by the persons or groups entitled under the Voting Agreement to designate the vacating member. In addition, the Voting Agreement provides that any acquisition by the Company or any subsidiary of any entity owned of record or beneficially more than five percent by either of the Principal Stockholders will require the approval of the director designed by AQU Investments, which approval will not be unreasonably delayed or withheld.

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By virtue of the Voting Agreement, Keyan Yan may be deemed to have formed a “group” with AQU Investments and the Principal Stockholders. The group may be deemed to beneficially own all of the shares of the Company’s Common Stock beneficially owned by each member of the group, thus having the beneficial ownership of 16,283,821 in the aggregate, or approximately 63.2%, of the shares of Common Stock.

(2)	All percentages set forth in this Schedule 13D are based upon 25,417,329 shares of Common Stock outstanding as of the date of this Schedule 13D.

(3)	Notwithstanding the fact that each of the reporting person is a party to the Voting Agreement and as a result, the reporting persons herein may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

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CUSIP No.      Y0192H103

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chan Sun Keung
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER	13,364,796 shares of Common Stock(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER	13,364,796 shares of Common Stock(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,364,796 shares of Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.6%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Representing 13,364,796 shares of Common Stock. As described below, Keyan Yan may be deemed to be a beneficial owner of the securities held by Chan Sun Keung. In addition, by virtue of the Voting Agreement, Keyan Yan may be deemed to have formed a “group” with AQU Investments and the Principal Stockholders. The group may be deemed to beneficially own all of the shares of the Company’s Common Stock beneficially owned by each member of the group, thus having the beneficial ownership of 16,283,821 in the aggregate, or approximately 63.2%, of the shares of Common Stock.

(2)	All percentages set forth in this Schedule 13D are based upon 25,417,329 shares of Common Stock outstanding as of the date of this Schedule 13D.

(3)	Notwithstanding the fact that each of the reporting person is a party to the Voting Agreement and as a result, the reporting persons herein may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act, each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

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The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this statement is qualified in its entirety by the provisions of such Exhibits.

Item 1. Security and Issuer.

This name of the issuer is Aquasition Corp., a Marshall Islands company (the “Company”), which has its principal executive offices at Xin Fengge Building, Yupu Industrial Park, Shishi City, Fujian Province 362700, People’s Republic of China. This Schedule 13D relates to the Company’s common stock, $0.0001 par value per share (the “Common Stock”).

Item 2. Identity and Background.

(a) This Schedule 13D is jointly filed by Keyan Yan, a citizen of the People’s Republic of China and Chan Sun Keung, a citizen of Hong Kong (collectively with the foregoing, the “Reporting Persons”).

(b) The principal business address of each of the Reporting Persons is Xin Fengge Building, Yupu Industrial Park, Shishi City, Fujian Province 362700, People’s Republic of China.

(c) Keyan Yan is acting as the Chairman and Chief Executive Officer of the Company. Chan Sun Keung is retired.

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Keyan Yan is a citizen of the People’s Republic of China. Chan Sun Keung is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons initially received the securities covered by this Schedule 13D through certain transactions as described below under Item 4, which description is incorporated by reference herein.

Item 4. Purpose of Transaction.

Chan Sun Keung initially received the securities covered by this Schedule 13D pursuant to that certain Share Exchange Agreement, dated March 11, 2011, by and among KBS International Holdings Inc. (“KBS”), Hongri International Holdings Limited (“Hongri BVI”) and its stockholders, Chan Sun Keung and Cheung So Wa, whereby KBS acquired 100% of the issued and outstanding shares of Hongri BVI from Chan Sun Keung and Cheung So Wa in exchange for 15,936,820 shares of KBS’s common stock.

On March 24, 2014, a Share Exchange Agreement and Plan of Liquidation (the “Exchange Agreement”) was entered into by and among the Company, KBS, Hongri BVI, Chan Sun Keung and Cheung So Wa. Upon the closing of the transactions contemplated in the Exchange Agreement on August 1, 2014, the Company acquired 100% of the issued and outstanding equity interest in Hongri BVI from KBS in exchange for the transaction consideration consisting of 22,957,455 shares of the Company’s Common Stock.

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Pursuant to the Exchange Agreement, KBS was liquidated and dissolved, and will distribute all of the Company shares to each of its stockholders in an amount based on its respective ownership of KBS. As a result, Chan Sun Keung is entitled to receive 13,364,796 shares of Common Stock.

In addition, on August 1, 2014, the Company, AQU Investments and the Principal Stockholders entered into the Voting Agreement, under which, during the term of the agreement, AQU Investments and the Principal Stockholders agree to vote or cause to be voted all of their respective shares of the Company to ensure that the number of directors constituting the Board will be set and remain at seven directors. AQU Investments and the Principal Stockholders also agreed to vote or cause to be voted, whether at a meeting of stockholders or by written consent, all of their respective shares to ensure that the following persons are elected to the Board: (i) three persons nominated by a majority of the shares held by the Principal Stockholders; (ii) one person nominated by AQU Investments; and (iii) three persons nominated by agreement between the Principal Stockholders and AQU Investments. Any vacancy among the members of the Board will be filled by the appointment or election of a person nominated by the persons or groups entitled under the Voting Agreement to designate the vacating member. In addition, the Voting Agreement provides that any acquisition by the Company or any subsidiary of any entity owned of record or beneficially more than five percent by either of the Principal Stockholders will require the approval of the director designed by AQU Investments, which approval will not be unreasonably delayed or withheld.

Pursuant to the Exchange Agreement and Voting Agreement, Leonidas S. Polemis, Matthew C. Los, Nicholas John Frangos and Themistoklis Kalapotharakos resigned from their positions as directors of the Company, effective August 1, 2014. The Board on the same date appointed the following persons to the Board: Keyan Yan, Stanley Wong, Y. Tristan Kuo, John Sano, Meng Zhou and Chi Yee Gaw.

As required by the Exchange Agreement, promptly following the consummation of the transactions contemplated by the Exchange Agreement, the Board will adopt a dividend policy for the payment of an annual dividend for the first two fiscal years post-closing in an amount equal to at least twenty percent (20%) of the Company’s distributable profits after tax and after compulsory statutory reserves, which can be no less than 10% of after-tax income in China. After the first two years, the Board may elect to modify the dividend policy.

Other than as described above in this Item 4 or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of the Statement on Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)          As of the date of this Schedule 13D, Chan Sun Keung beneficially owns 13,364,796 shares of Common Stock, representing approximately 52.6% of the outstanding shares of Common Stock of the Company.

On March 9, 2011, Keyan Yan, Chan Sun Keung and Cheung So Wa entered into certain Amended and Restated Option Agreement (the “Option Agreement”), under which, Chan Sun Keung and Cheung So Wa granted Keyan Yan an option to acquire all of the shares of the common stock of KBS that Chan Sun Keung acquired pursuant to the Share Exchange Agreement. Keyan Yan may exercise this option during the period commencing on the date which is 6 months after the date on which the first registration statement was filed by KBS, and ending on the 5th anniversary thereof.

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On August 1, 2014, the parties to the Option Agreement entered in an amendment to the Option Agreement, under which, Keyan Yan was granted the right to purchase from Chan Sun Keung all, but not less than all, the shares of Common Stock that Chan Sun Keung is entitled to receive. Keyan Yan may exercise this option during the period commencing on the date which is 6 months after the date on which the first Form 20-F by the Company disclosing the consumption of the transactions contemplated by the Exchange Agreement, and ending on the 5th anniversary thereof.

On August 1, 2014, pursuant to the Exchange Agreement, the Company acquired 100% of the issued and outstanding equity interest in Hongri BVI from KBS in exchange for the transaction consideration consisting of 22,957,455 shares of the Company’s Common Stock. As a result, Keyan Yan may be deemed to be a beneficial owner of 13,364,796 shares of Common Stock that Chan Sun Keung is entitled to receive.

In addition, by virtue of the Voting Agreement, the Reporting Persons may be deemed to have formed a “group” with AQU Investments and Cheung So Wa. The group may be deemed to beneficially own all of the shares of the Company’s Common Stock beneficially owned by each member of the group, thus having the beneficial ownership of 16,283,821 in the aggregate, or approximately 63.2%, of the shares of Common Stock. Each Reporting Person disclaims beneficial ownership of any securities directly or indirectly held by any persons not a Reporting Person herein.

(b)          By virtue of his right to exercise the option granted to him under the Option Agreement, as amended, Keyan Yan is deemed to have sole voting and dispositive powers over 13,364,796 shares of Common Stock beneficially owned by Chan Sun Keung, of which Chan Sun Keung is deemed to have shared voting and dispositive powers.

(c)          Other than the transactions described under Item 5 above, the Reporting Persons were not involved in any transactions involving the Company's securities within the past 60 days.

(d)          No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 13,364,796 shares of Common Stock.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above and in the Shell Company Report on Form 20-F filed by the Company on August 7, 2014, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement
99.2	Share Exchange Agreement, dated March 11, 2011, among KBS and its principal stockholders and Hongri BVI and its stockholders [incorporated by reference to exhibit 2.1 to KBS’ Registration Statement on Form S-1 filed on August 12, 2011 (Commission File No. 333-176299)]
99.3	Amended and Restated Option Agreement, among Chan Sun Keung, Cheung So Wa and Yan Keyan, dated March 9, 2011. [Incorporated by reference to Exhibit 10.20 to Amendment No. 1 to Form S-1 of KBS, filed on November 8, 2011 (Commission File No. 333-176299)].
99.4	First Amendment to Amended and Restated Option Agreement, dated August 1, 2014.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2014

/s/Keyan Yan	/s/ Chan Sun Keung
Keyan Yan	Chan Sun Keung

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